UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under Securities Exchange Act of 1934
(Amendment No. 8)*

iKang Healthcare Group, Inc.

(Name of Issuer)

Class A Common Shares, par value US$0.01 per share**

(Title of Class of Securities)

45174L108***

(CUSIP Number)

Mr. Lee Ligang Zhang

c/o iKang Healthcare Group, Inc.

B-6F Shimao Tower, 92A Jianguo Road

Chaoyang District

Beijing 100022

People’s Republic of China

+86 10 5320 6688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240. 13d-7 (b) for other parties to whom copies are to be sent.

*                                         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**                                  Not for trading, but only in connection with the registration of American Depositary Shares each representing 1/2 Class A Common Share.

***                           This CUSIP applies to the American Depositary Shares, each representing 1/2 Class A Common Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45174L108	13D/A

1		Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lee Ligang Zhang
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,874,371[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,874,371[1]
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,874,371[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
13.9%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.9% of the total outstanding voting power of all Common Shares.

14		Type of Reporting Person IN

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc., which is wholly owned by Time Intelligent Finance Limited; (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 8; and (v) 500,000 Class A Common Shares issuable upon exercise of options held by Mr. Lee Ligang Zhang within 60 days of the date of this Amendment No. 8.

The rights of the holders of Class A and Class C Common Shares are identical, except with respect to voting and conversion rights. Each Class A Common Share will be entitled to one vote per share. Each Class C Common Share will be entitled to 15 votes per share and is convertible at any time into one Class A Common Share.

2  Percentage calculated based on (i) 33,572,694 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of February 28, 2018, and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. and 500,000 Class A Common Shares issuable upon exercise of options held by Mr. Lee Ligang Zhang, in each case, within 60 days of the date of this Amendment No. 8.

CUSIP No. 45174L108	13D/A

1		Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Intelligent Finance Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,374,371[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,374,371[1]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.7%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.2% of the total outstanding voting power of all Common Shares.

14		Type of Reporting Person CO

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 8. As Time Intelligent Finance Limited is wholly owned by Time Evergreen Company Limited, which in turn is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Lee Ligang Zhang as settlor, Time Intelligent Finance Limited shares the voting and dispositive power of such 4,374,371 Common Shares with Time Evergreen Company Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on (i) 33,572,694 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of February 28, 2018, and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 8.

CUSIP No. 81783J 101	13D/A

1		Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) ShanghaiMed, Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,042,550[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,042,550[1]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,042,550[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
8.8%[2]. The voting power of the shares beneficially owned by the Reporting Person represents 6.6% of the total outstanding voting power of all Common Shares.

14		Type of Reporting Person CO

1  Consists of (i) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 8. As ShanghaiMed, Inc. is wholly owned by Time Intelligent Finance Limited, it shares the voting and dispositive power of such 3,042,550 Common Shares with Time Intelligent Finance Limited, Time Evergreen Company Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on (i) 33,572,694 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of February 28, 2018, and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 8.

CUSIP No. 81783J 101	13D/A

1		Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) TMF (Cayman) Ltd. as the Trustee of Zhang’s Family Trust
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,374,371[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,374,371[1]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.7%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.2% of the total outstanding voting power of all Common Shares.

14		Type of Reporting Person CO

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 8. TMF (Cayman) Ltd. is the trustee of Zhang’s Family Trust with Mr. Lee Ligang Zhang as settlor. As TMF (Cayman) Ltd. holds all of the equity interests in Time Evergreen Company Limited which in turn holds all of the equity interests in Time Intelligent Finance Limited, TMF (Cayman) Ltd. shares the voting and dispositive power of such 4,374,371 Common Shares with Time Evergreen Company Limited and Time Intelligent Finance Limited.

2  Percentage calculated based on (i) 33,572,694 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of February 28, 2018, and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 8.

CUSIP No. 81783J 101	13D/A

1		Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Evergreen Company Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,374,371[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,374,371[1]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.7%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.2% of the total outstanding voting power of all Common Shares.

14		Type of Reporting Person CO

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable to ShanghaiMed, Inc. upon its exercise of options within 60 days of the date of this Amendment No. 8. As Time Evergreen Company Limited holds all of the equity interests in Time Intelligent Finance Limited and is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Lee Ligang Zhang as settlor, Time Evergreen Company shares the voting and dispositive power of such 4,374,371 Common Shares with Time Intelligent Finance Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on (i) 33,572,694 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of February 28, 2018, and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 8.

Introductory Note

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) amends and supplements the Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 9, 2015, as previously amended by Amendment No. 1 filed on January 5, 2016, Amendment No. 2 filed on June 7, 2016, Amendment No. 3 filed on August 25, 2017, and Amendment No. 4 filed on December 1, 2017, Amendment No. 5 filed on March 28, 2018, and Amendment No. 6 filed on March 28, 2018, and Amendment No. 7 filed on April 24, 2018, respectively (the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein.

Item 3            Source and Amount of Funds or Other Considerations

Item 3 of the Original Schedule 13D is hereby supplemented by adding the following:

On May 29, 2018, each of Yunfeng Fund III, L.P. and Yunfeng Fund III Parallel Fund, L.P., both affiliates of Yunfeng (“Yunfeng Funds”), and Taobao China Holding Limited, an affiliate of Alibaba (“Taobao”), executed an Amended and Restated Equity Commitment Letter in favor of Parent (the “Amended and Restated Equity Commitment Letter”) which replaced their prior equity commitment letters dated March 26, 2018. Concurrently with the execution of the Amendment and Restated Equity Commitment Letters, Boyu Capital Fund III, L.P. (“Boyu”) executed an equity commitment letter (the “Boyu Equity Commitment Letter”) in favor of Parent, pursuant to which Boyu will provide equity financing of US$200 million to Parent to consummate the Merger. The aggregate amount of equity financing to be provided by Yunfeng Funds, Taobao and Boyu will remain US$1,145,660,389 and the amount of equity financing to be provided by Taobao will be reduced by US$200 million.

On May 29, 2018, Mr. Lee Ligang Zhang, ShanghaiMed, Time Intelligent, Top Fortune, Mr. Boquan He, Holdco and Parent entered into Amendment No. 1 to Support Agreement (“Amendment No. 1 to Support Agreement”) which provides, among other things, certain amendments to the Support Agreement that prior to the effective time of the Merger,

•                  Mr. Boquan He or his affiliates may acquire additional Class A Common Shares or Class C Common Shares (collectively, “Shares”) that are beneficially owned by certain directors or employees of the Issuer (including Shares resulting from the exercise of options by such persons), subject to a cap equal to 476,831 Shares, and such Shares will be deemed “Rollover Shares” which shall be cancelled for no consideration in the Merger in consideration for the same number of ordinary shares of Holdco;

•                  Mr. Boquan He or his affiliates may elect to subscribe for (and Holdco will issue to Mr. Boquan He or his affiliates) a number of ordinary shares of Holdco up to 476,831 less (i) the number of additional Rollover Shares acquired by Mr. Boquan He or his affiliates from certain directors or employees of the Company and (ii) if and to the extent any Shares or ADSs beneficially owned by certain directors or employees of the Company become Rollover Shares after the date thereof, the number of any such Rollover Shares, in each case, for a consideration per share equal to US$41.20 without interest;

•                  Mr. Lee Ligang Zhang or his affiliates may acquire additional Shares or ADSs that are beneficially owned by directors or employees of the Issuer (including Shares and ADSs resulting from the exercise of options by such persons), subject to (i) a cap equal to 387,865 Shares for the acquisition from Ms. Feiyan Huang or Gold Partner Consultants Limited, and (ii) a cap equal to 1,384,779 Shares for the acquisition from such persons other than Ms. Feiyan Huang or Gold Partner Consultants Limited, and such Shares will be deemed “Rollover Shares” which shall be cancelled for no consideration in the Merger in consideration for the same number of ordinary shares of Holdco; and

•                  Mr. Lee Ligang Zhang or his affiliates may elect to subscribe for (and Holdco will issue to Mr. Lee Ligang Zhang or his affiliates) a number of ordinary shares of Holdco up to 1,384,779 less (i) the number of additional Rollover Shares acquired by Mr. Lee Ligang Zhang or his affiliates from directors or employees of the Company other than Ms. Feiyan Huang or Gold Partner Consultants Limited and (ii) if and to the extent any Shares or ADSs beneficially owned by any director or employee of the Company (other than Ms. Feiyan Huang, Mr. Boquan He and certain directors and employees of the Company) become Rollover Shares after the date thereof, the number of any such Rollover Shares, in each case, for a consideration per share equal to US$41.20 without interest.

On May 29, 2018, Mr. Lee Ligang Zhang, ShanghaiMed, Time Intelligent, other Rollover Shareholders, Yunfeng Funds, Taobao, Boyu, Holdco, Parent and Merger Sub entered into an Amended and Restated Interim Investors Agreement (the “Amended and Restated Interim Investors Agreement”) which replaced the Interim Investors Agreement in its entirety. The Amended and Restated Interim Investors Agreement provides certain amendments to the Interim Investors Agreement in connection with Boyu being admitted as an investor thereunder and mechanism for making adjustments to the aggregate rollover financing provided by the Rollover Shareholders and the aggregate equity financing provided by Yunfeng Funds, Taobao and Boyu to reflect additional acquisition of Shares or ordinary shares of Holdco by Mr. Lee Ligang Zhang, ShanghaiMed, Time Intelligent and other Rollover Shareholders pursuant to the Support Agreement (as amended by Amendment No. 1 to Support Agreement).

References to each of the Amended and Restated Equity Commitment Letters, Boyu Equity Commitment Letter, the Amendment No. 1 to Support Agreement and the Amended and Restated Interim Investors Agreement in this Amendment are qualified in their entirety by reference to such above-mentioned documents, as applicable, which are attached hereto as exhibits and incorporated herein by reference as if set forth in their entirety herein.

Item 4            Purpose of Transaction

On May 29, 2018, Parent, Holdco, Merger Sub and the Issuer entered into Amendment No. 1 to Merger Agreement and Plan of Merger (“Amendment No. 1 to Merger Agreement”), which provides for certain amendments to the Merger Agreement in connection with Boyu joining the buyer consortium and possible increase of the Rollover Shares by Mr. Lee Ligang Zhang, ShanghaiMed, Time Intelligent and other Rollover Shareholders pursuant to the Support Agreement (as amended by Amendment No. 1 to the Support Agreement).

Concurrently with the execution of Amendment No. 1 to Merger Agreement, ShanghaiMed executed an Amended and Restated Limited Guarantee (the “Founder Amended and Restated Limited Guarantee”) in favor of the Issuer with respect to certain obligations of Parent under the Merger Agreement (as amended by Amendment No. 1 to Merger Agreement), which replaced the Founder Limited Guarantee in its entirety.  The Founder Amended and Restated Limited Guarantee states that concurrently with or prior to the execution and delivery thereof, Yunfeng Funds, Taobao, Top Fortune and Boyu were entering, or have entered, into limited guarantees substantially identical to the Founder Amended and Restated Limited Guarantee with the Issuer.

References to each of Amendment No. 1 to Merger Agreement and the Founder Amended and Restated Limited Guarantee in this Amendment are qualified in their entirety by reference to such above-mentioned documents, as applicable, which are attached hereto as exhibits and incorporated herein by reference as if set forth in their entirety herein.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 which is incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit	Description

7.19

Amended and Restated Equity Commitment Letter, dated May 29, 2018, by and between Parent and Yunfeng Fund III, L.P. (incorporated by reference to Exhibit (b)-(1) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

7.20

Amended and Restated Equity Commitment Letter, dated May 29, 2018, by and between Parent and Yunfeng Fund III Parallel Fund, L.P. (incorporated by reference to Exhibit (b)-(2) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

7.21

Amended and Restated Equity Commitment Letter, dated May 29, 2018, by and between Parent and Taobao (incorporated by reference to Exhibit (b)-(3) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

7.22

Equity Commitment Letter, dated May 29, 2018, by and between Parent and Boyu (incorporated by reference to Exhibit (b)-(4) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

7.23

Amendment No. 1 to Support Agreement, dated May 29, 2018, by and among the Rollover Shareholders, Mr. Lee Ligang Zhang, Parent and Holdco (incorporated by reference to Exhibit (d)-(4) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

7.24

Amended and Restated Interim Investors Agreement, dated May 29, 2018, by and among Yunfeng Funds, Taobao, Boyu, the Rollover Shareholders, Mr. Lee Ligang Zhang, Holdco, Parent and Merger Sub (incorporated by reference to Exhibit (d)-(11) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

7.25

Amendment No. 1 to the Merger Agreement, dated May 29, 2018, by and among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit (d)-(2) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

7.26

Amended and Restated Limited Guarantee, dated May 29, 2018, by and between ShanghaiMed and the Issuer (incorporated by reference to Exhibit (d)-(5) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2018

LEE LIGANG ZHANG

By:	/s/ LEE LIGANG ZHANG
	Name:	Lee Ligang Zhang

TIME INTELLIGENT FINANCE LIMITED

By:	/s/ LEE LIGANG ZHANG
	Name:	Lee Ligang Zhang
	Title:	Director

SHANGHAIMED, INC.

By:	/s/ LEE LIGANG ZHANG
	Name:	Lee Ligang Zhang
	Title:	Director

TMF (CAYMAN) LTD.

By:	/s/ YEU Chi Fai and HO Suk Ching
	Name:	YEU Chi Fai and HO Suk Ching
	Title:	Authorized Signatories

TIME EVERGREEN COMPANY LIMITED

By:	/s/ S.B. Vanwall Ltd.
	Name:	S.B. Vanwall Ltd.
	Title:	Director

INDEX TO EXHIBITS

Exhibit	Description

7.19

Amended and Restated Equity Commitment Letter, dated May 29, 2018, by and between Parent and Yunfeng Fund III, L.P. (incorporated by reference to Exhibit (b)-(1) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

7.20

Amended and Restated Equity Commitment Letter, dated May 29, 2018, by and between Parent and Yunfeng Fund III Parallel Fund, L.P. (incorporated by reference to Exhibit (b)-(2) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

7.21

Amended and Restated Equity Commitment Letter, dated May 29, 2018, by and between Parent and Taobao (incorporated by reference to Exhibit (b)-(3) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

7.22

Equity Commitment Letter, dated May 29, 2018, by and between Parent and Boyu (incorporated by reference to Exhibit (b)-(4) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

7.23

Amendment No. 1 to Support Agreement, dated May 29, 2018, by and among the Rollover Shareholders, Mr. Lee Ligang Zhang, Parent and Holdco (incorporated by reference to Exhibit (d)-(4) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

7.24

Amended and Restated Interim Investors Agreement, dated May 29, 2018, by and among Yunfeng Funds, Taobao, Boyu, the Rollover Shareholders, Mr. Lee Ligang Zhang, Holdco, Parent and Merger Sub (incorporated by reference to Exhibit (d)-(11) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

7.25

Amendment No. 1 to the Merger Agreement, dated May 29, 2018, by and among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit (d)-(2) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).

7.26

Amended and Restated Limited Guarantee, dated May 29, 2018, by and between ShanghaiMed and the Issuer (incorporated by reference to Exhibit (d)-(5) of Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2018).